1940 Act File No. 811-
  As filed with the Securities and Exchange Commission on November 21, 1996

                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549


                                 FORM N-8A


                        NOTIFICATION OF REGISTRATION
                   FILED PURSUANT TO SECTION 8(a) OF THE
                       INVESTMENT COMPANY ACT OF 1940


     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

                       --------------------------------


Name:                    Merrimac Master Portfolio

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                                 P.O. Box 501
                                Cardinal Avenue
                           George Town, Grand Cayman
                              Cayman Islands, BWI

Telephone Number (including area code):

                                 809-949-2001

Name and Address of Agent for Services of Process:

                          George M. Boyd, Secretary
                          Merrimac Master Portfolio
                            200 Clarendon Street
                         Boston, Massachusetts 02116

The Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

                  YES  [  ]                          NO  [X]

Item 1.     Exact name of registrant.

                          Merrimac Master Portfolio

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.


                          New York --October 30, 1996

Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

                          Common Law Trust

Item 4. Classification of registrant (face-amount certificate company, unit investment trust, or management company).

                          Management Company

Item 5.     If registrant is a management company:

            (a) state whether registrant is a "closed-end" company or an "open-end" company;

                          Open-End

            (b) state whether registrant is registering as a "diversified" company or a "non-diversified" company.

                          Diversified

Item 6.      Name and address of each investment adviser of registrant.

                          Adviser:
                          -------
                          Investors Bank & Trust Company
                          89 South Street
                          Boston, Massachusetts 02111

                          Subadviser:
                          ----------
                          The Bank of New York
                          48 Wall Street
                          New York, NY 10286

Item 7. If registrant is an investment company having a board of trustees, state the name and address of each officer and trustee of registrant.

             Officers:

                          Sean P. Brennan -- President
                          Paul J. Jasinki -- Treasurer and Chief
                          Financial Officer
                          George M. Boyd -- Secretary
                          Susan C. Mosher -- Assistant Secretary
                          Raymond O'Neill -- Assistant Treasurer and
                          Assistant Secretary

                          The business address for the above named officers is 200 Clarendon Street, Boston, Massachusetts 02116.

             Trustees:

                          Edward F. Hines, Jr.
                          63 Salem Street
                          Andover, Massachusetts 01810

                          Francis J. Gaul, Jr.
                          6 Queen Anne Lane
                          Hingham, Massachusetts 02043

                          Thomas E. Sinton
                          39 Anona Drive
                          Upper Saddle River, NJ 07458

                          Kevin J. Sheehan
                          200 Clarendon Street
                          Boston, Massachusetts 02116

Item 8. If registrant is an unincorporated investment company not having a board of directors:

             (a)  state the name and address of each sponsor of registrant;

             (b) state the name and address of each officer and director of each sponsor of registrant;

             (c) state the name and address of each trustee and each custodian of registrant.

                  NOT APPLICABLE

Item 9.      (a)  State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

                  No

             (b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

                  NOT APPLICABLE

             (c)  If the answer to Item 9(a) is "no" and the answer to
                  Item 9(b) is "not applicable," state whether registrant presently proposes to make a pubic offering of its securities (yes or no).

                  No

             (d) State whether registrant has any securities currently issued and outstanding (yes or no).

                  Yes

             (e) If the answer to Item 9(d) is "yes," state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

                  Number of beneficial owners of registrant's outstanding securities:

                  Registrant is the master fund in a master-feeder structure.

                  Currently, only Merrimac Funds invests as a feeder fund into the registrant. Merrimac Funds currently has 696 beneficial owners of its outstanding shares.

                  Name of any company owning 10 percent or more of registrant's outstanding voting securities:

                  Merrimac Funds (see above)

Item 10.    State the current value of registrant's total assets.

                  $250,000,000

Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

                                      No

Item 12. Attach as an exhibit a copy of the registrant's last regular periodic report to its securityholders, if any.

                             NOT APPLICABLE

                     --------------------------------

                             SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Boston and the Commonwealth of Massachusetts on the 21st day of November, 1996.

ATTEST:                                   MERRIMAC MASTER PORTFOLIO


By: /s/ Susan C. Mosher                   By:  /s/ Sean P. Brennan
    -------------------                        -------------------
    Susan C. Mosher                            Sean P. Brennan
    Assistant Secretary                        President